Exhibit 99.1

NICE Named 911 Recording and Quality Management Company of the
Year by Frost & Sullivan

Paramus, New Jersey – September 2, 2016 – NICE (NASDAQ: NICE) today announced that it has earned Frost & Sullivan’s prestigious 911 Recording and Quality Management Company of the Year Award. This award recognizes companies that demonstrate excellence in growth, innovation and leadership in their respective industries.

“To be selected for this coveted award, a company must have a keen eye toward the future, and drive innovation to meet future needs before they become commonly visible, often being first to market with new solutions,” said Brendan Read, Senior Industry Analyst, Digital Transformation, Frost & Sullivan. “No other company in the 911 Recording and Quality Management industry exemplifies these values more than NICE. Frost & Sullivan is pleased to recognize NICE as the 911 Recording and Quality Management Company of the Year.”

In announcing NICE’s selection as the 911 Recording and Quality Management Company of the Year, Frost & Sullivan lauded NICE for its pace of innovation, breadth, and depth of solutions, and its commitment to serving the needs of the public safety market. The report specifically highlights NICE’s i3-compliant and NG911-ready solutions “that meet the need for effective, responsive, and accountable multi-channel emergency contact handling, and for swift and decisive incident investigation and follow-up.” NICE’s industry-leading digital evidence management solution, NICE Inform, has been serving the public safety market since 2007 and is deployed at over 3,000 sites across the globe.

As new citizen communication channels and NG911 transform how citizens communicate emergencies, Public Safety Answering Points (PSAPs) will need to manage more types and larger volumes of multimedia information. NICE Inform addresses this need through integrations with leading NG911 call handling and text-to-911 applications, and by enabling PSAPs to assemble and synchronize recorded voice, radio, SMS texts, and other multi-channel communications into comprehensive incident timelines so they can understand the who, what, when, where, and why of incidents.

NICE Inform also provides an assortment of feature-rich modules to help PSAPs gain insights from growing volumes of multi-channel interactions, including integration to Priority Dispatch AQUA Evolution for streamlined case reviews; quality assurance (QA) scheduling, evaluation, and reporting tools; sophisticated audio and text analytics for enhanced searching, compliance, and QA; and instant replay for real-time decision support.

“We couldn’t be more honored to receive this prestigious award from Frost & Sullivan,” said Chris Wooten, Executive Vice President, NICE. “As a trusted partner for emergency communication centers globally, we’re very proud to be recognized for our long history of innovation and successful track record of providing superior solutions, customer satisfaction, and support.”

Download a copy of the analyst report at: http://info.nice.com/911-Recording-and-QM-Report

About the Frost & Sullivan Company of the Year Award
Frost & Sullivan’s global team of analysts and consultants continuously research a wide range of markets across multiple sectors and geographies. As part of this ongoing research, Frost & Sullivan identifies companies that are true industry leaders, delivering best practices in growth, innovation, and leadership. Identifying such companies involves extensive primary and secondary research across the entire value chain of specific products and/or markets. Companies selected for this honor focus on delivering the best products at optimal prices to maximize customer value and customer experience, and by doing so are growth leaders in their respective industries. This kind of excellence typically translates into superior performance in three key areas: demand generation, brand development, and competitive positioning. These areas serve as the foundation of a company’s future success and prepare it to deliver on the two criteria that define the Company of the Year Award (Visionary Innovation & Performance and Customer Impact). Company of the Year award candidates are subjected to a rigorous 10-step review process by Frost and Sullivan industry analysts who compare market participants and measure performance through in-depth interviews, analysis, and extensive secondary research.

About Frost & Sullivan
Frost & Sullivan, the Growth Partnership Company, enables clients to accelerate growth and achieve best in class positions in growth, innovation and leadership. The company's Growth Partnership Service provides the CEO and the CEO's Growth Team with disciplined research and best practice models to drive the generation, evaluation and implementation of powerful growth strategies. Frost & Sullivan leverages almost 50 years of experience in partnering with Global 1000 companies, emerging businesses and the investment community from 31 offices on six continents. To join our Growth Partnership, please visit http://www.frost.com.

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.